Exhibit 99.1

UNITED UTILITIES PLC

RESPONSES TO REGULATORY REVIEWS

Ofgem, the electricity regulator and Ofwat, the water industry's economic regulator, announced final price determinations for the 2005-10 regulatory period on 29 November and 2 December, respectively.

For United Utilities Electricity PLC:

•	Ofgem has proposed a real price increase of 8 per cent in 2005/06 (P0) followed by constant real prices each year thereafter, based on a capital investment programme of £560 million (in 2002/03 prices).

For United Utilities Water PLC:

•	Ofwat has proposed the following price profile, based on a capital investment programme of £2.5 billion (in 2002/03 prices).

United Utilities Water final price profile 2005-10

	2005/06	2006/07	2007/08	2008/09	2009/10	Average
K factor*	5.0	6.4	4.4	3.5	3.0	4.5

* 'K' is the increase in prices each year in addition to retail price inflation.

After careful consideration, and following movements from the draft proposals on a number of points that were raised by the company, the Board of Directors of United Utilities has decided to accept both final determinations. Although the regulators have set demanding efficiency targets, particularly for operating costs, the group has plans in place to meet its cost savings challenges.

Further to these outcomes, the Board has also decided on its dividend policy for the next regulatory review period, from 2005-10.

Since the current management team came together in 1999-2000, the group has pursued a consistent strategy with two principal objectives. These have been to improve the efficiency of its regulated businesses, enabling the group to outperform its regulatory targets and deliver additional returns, and to grow its support services businesses, by using its core skills of infrastructure management and business process outsourcing. The Board views its dividend policy as being contingent on the successful execution of both strands of its strategy. This successful execution has supported the Board's dividend policy over the last five years.

Over the next five years, the Board's target is to maintain dividends in real terms. This target is again dependent on the group continuing to successfully execute its strategy, which remains unchanged. The target assumes that the group at least meets its cost savings targets, as set by Ofwat and Ofgem, and that its non-regulated businesses continue to perform at least in line with current levels.

Provided that the company meets these cost savings targets, the Board expects that virtually all of the targeted dividend payout will be met by the allowed returns from the group's regulated businesses, after taking account of their interest costs. Approximately 80 per cent of these interest costs have now been fixed for the next five years.

The Board's aspirations are to identify outperformance opportunities in the regulated businesses to increase dividend cover, and to grow its non-regulated earnings to allow further re-investment within these activities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “believes”, “seeks”, “estimates”, “target”, “plans”, “views”, “aspirations” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, assumptions, estimates and projections which may be significantly varied, and therefore investors should not rely on them. Forward-looking statements involve known and unknown risks and speak only as of the date they are made, and except as required by the rules of the UK Listing Authority and the London Stock Exchange, the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. United Utilities PLC cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effects of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially from those anticipated or implied in any forward-looking statements.